20009315

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Key Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Tiedeman Road
(No. and Street)

Brooklyn	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Kovachick, Chief Financial Officer (216) 689-3723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Suite 1800, 950 Main Avenue	Cleveland	OH	44113
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 2 5 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark A. Kovachick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Key Investment Services LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO
KRISTINA A. NOWAK
NOTARY PUBLIC
FOR THE
STATE OF OHIO
My Commission Expires
January 1, 2022

Signature

Chief Financial Officer

Title

Kristina A. Nowak

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66999 FINRA DEC
Key Investment Services LLC
Attn: Cynthia Foresta
4900 Tiedeman Rd.
Brooklyn, OH 44144

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carmella Vlach 216-813-5437

2. A. General Assessment (item 2e from page 2) $ 39,184

B. Less payment made with SIPC-6 filed (**exclude interest**) (19,152)
7/25/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 20,032

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ 20,032

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Key Investment Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14 day of February, 20 20.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2019 and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 120,337,621
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	93,994,823
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	178,484
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	41,427
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	94,214,734
2d. SIPC Net Operating Revenues	$ 26,122,887
2e. General Assessment @ .0015	$ 39,184
	(to page 1, line 2.A.)

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Key Investment Services LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Key Investment Services LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   No findings were found as a result of applying the procedure.

EY
Building a better
working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Key Investment Services LLC schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2020

Key Investment Services

Key Investment Services LLC Exemption Report

Key Investment Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. { 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. {240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. {240.15c33 under the following provisions of 17 C.F.R. {240.15c3-3 (k): [(2)(ii)];
   a. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed
   basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions in 17 C.F.R. {240.15c3-3(k) throughout the most recent fiscal year except as described on the subsequent page.

I, Mark Kovachick, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Financial Officer

February 24, 2020

Number of Checks	Dollar Amount	Date of Deposit	Reason	Resolution
1	5,000.00	1/7/2019	Untimely Deposit	Escalated to compliance
1	25.00	1/16/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	1/18/2019	Untimely Deposit	Escalated to compliance
1	5,500.00	2/4/2019	Untimely Deposit	Escalated to compliance
2	13,500.00	2/6/2019	Untimely Deposit	Escalated to compliance
2	800.00	2/6/2019	Untimely Deposit	Escalated to compliance
1	500,000.00	2/7/2019	Untimely Deposit	Escalated to compliance
1	10,000.00	2/8/2019	Untimely Deposit	Escalated to compliance
1	20,000.00	2/11/2019	Untimely Deposit	Escalated to compliance
1	109,996.00	2/14/2019	Untimely Deposit	Escalated to compliance
1	6,500.00	2/15/2019	Untimely Deposit	Escalated to compliance
1	100.00	2/20/2019	Untimely Deposit	Escalated to compliance
1	10,000.00	2/21/2019	Untimely Deposit	Escalated to compliance
5	339,400.60	2/21/2019	Untimely Deposit	Escalated to compliance
1	519.91	2/21/2019	Untimely Deposit	Escalated to compliance
1	50,000.00	2/26/2019	Untimely Deposit	Escalated to compliance
1	25,000.00	2/26/2019	Untimely Deposit	Escalated to compliance
1	6,500.00	2/27/2019	Untimely Deposit	Escalated to compliance
1	6,000.00	2/27/2019	Untimely Deposit	Escalated to compliance
1	200,000.00	2/28/2019	Untimely Deposit	Escalated to compliance
1	190,000.00	2/28/2019	Untimely Deposit	Escalated to compliance
1	51,000.00	3/5/2019	Untimely Deposit	Escalated to compliance
1	15,091.20	3/5/2019	Untimely Deposit	Escalated to compliance
2	13,500.00	3/7/2019	Untimely Deposit	Escalated to compliance
1	10,500.00	3/7/2019	Untimely Deposit	Escalated to compliance
1	7,408.68	3/8/2019	Untimely Deposit	Escalated to compliance
1	13,500.00	3/8/2019	Untimely Deposit	Escalated to compliance
1	45,849.92	3/12/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	3/13/2019	Untimely Deposit	Escalated to compliance
1	500.00	3/18/2019	Untimely Deposit	Escalated to compliance
1	48,346.00	3/18/2019	Untimely Deposit	Escalated to compliance
1	22,666.65	3/21/2019	Untimely Deposit	Escalated to compliance
1	73,041.69	3/25/2019	Untimely Deposit	Escalated to compliance
2	27,000.00	3/25/2019	Untimely Deposit	Escalated to compliance
1	6,500.00	3/25/2019	Untimely Deposit	Escalated to compliance
1	6,500.00	3/26/2019	Untimely Deposit	Escalated to compliance
1	160,000.00	3/28/2019	Untimely Deposit	Escalated to compliance
2	197,056.28	4/1/2019	Untimely Deposit	Escalated to compliance
1	19,884.57	4/4/2019	Untimely Deposit	Escalated to compliance
1	11,000.00	4/5/2019	Untimely Deposit	Escalated to compliance
1	618.78	4/11/2019	Untimely Deposit	Escalated to compliance
1	41,170.31	4/11/2019	Untimely Deposit	Escalated to compliance
1	500.00	4/11/2019	Untimely Deposit	Escalated to compliance
1	6,500.00	4/12/2019	Untimely Deposit	Escalated to compliance
1	5,500.00	4/12/2019	Untimely Deposit	Escalated to compliance
2	23,000.00	4/12/2019	Untimely Deposit	Escalated to compliance
1	3,728.00	4/15/2019	Untimely Deposit	Escalated to compliance
1	500.00	4/15/2019	Untimely Deposit	Escalated to compliance
1	5,500.00	4/15/2019	Untimely Deposit	Escalated to compliance

Number of Checks	Dollar Amount	Date of Deposit	Reason	Resolution
1	55,000.00	4/16/2019	Untimely Deposit	Escalated to compliance
1	52,236.91	4/16/2019	Untimely Deposit	Escalated to compliance
1	72,329.01	4/16/2019	Untimely Deposit	Escalated to compliance
2	70,000.00	4/18/2019	Untimely Deposit	Escalated to compliance
1	32,889.54	4/18/2019	Untimely Deposit	Escalated to compliance
1	200,000.00	4/19/2019	Untimely Deposit	Escalated to compliance
1	45,000.00	4/24/2019	Untimely Deposit	Escalated to compliance
2	23,396.38	4/30/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	4/30/2019	Untimely Deposit	Escalated to compliance
1	5,500.00	5/2/2019	Untimely Deposit	Escalated to compliance
1	25,000.00	5/3/2019	Untimely Deposit	Escalated to compliance
1	200.00	5/6/2019	Untimely Deposit	Escalated to compliance
1	11,650.00	5/9/2019	Untimely Deposit	Escalated to compliance
1	32,430.88	5/14/2019	Untimely Deposit	Escalated to compliance
1	170,000.00	5/20/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	5/29/2019	Untimely Deposit	Escalated to compliance
1	15,000.00	6/3/2019	Untimely Deposit	Escalated to compliance
1	6,000.00	6/3/2019	Untimely Deposit	Escalated to compliance
1	53,201.99	6/5/2019	Untimely Deposit	Escalated to compliance
1	1,000.00	6/14/2019	Untimely Deposit	Escalated to compliance
1	425,000.00	6/18/2019	Untimely Deposit	Escalated to compliance
2	25,000.00	6/26/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	6/27/2019	Untimely Deposit	Escalated to compliance
1	106,869.96	6/28/2019	Untimely Deposit	Escalated to compliance
2	7,000.00	7/16/2019	Untimely Deposit	Escalated to compliance
1	3,258.72	7/18/2019	Untimely Deposit	Escalated to compliance
1	97,417.59	7/19/2019	Untimely Deposit	Escalated to compliance
1	424,634.36	7/23/2019	Untimely Deposit	Escalated to compliance
1	37,088.82	7/24/2019	Untimely Deposit	Escalated to compliance
1	16,000.00	7/24/2019	Untimely Deposit	Escalated to compliance
1	16,250.00	7/24/2019	Untimely Deposit	Escalated to compliance
1	31,056.04	7/25/2019	Untimely Deposit	Escalated to compliance
1	136,995.66	7/26/2019	Untimely Deposit	Escalated to compliance
1	25,000.00	7/30/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	8/1/2019	Untimely Deposit	Escalated to compliance
1	64,601.45	8/2/2019	Untimely Deposit	Escalated to compliance
1	6,000.00	8/6/2019	Untimely Deposit	Escalated to compliance
1	100,000.00	8/6/2019	Untimely Deposit	Escalated to compliance
1	50,000.00	8/7/2019	Untimely Deposit	Escalated to compliance
1	56,000.00	8/13/2019	Untimely Deposit	Escalated to compliance
1	1,000.00	8/13/2019	Untimely Deposit	Escalated to compliance
1	500,000.00	8/22/2019	Untimely Deposit	Escalated to compliance
1	50,000.00	8/23/2019	Untimely Deposit	Escalated to compliance
1	10,000.00	9/9/2019	Untimely Deposit	Escalated to compliance
1	9,726.24	9/9/2019	Untimely Deposit	Escalated to compliance
1	3,000.00	9/10/2019	Untimely Deposit	Escalated to compliance
1	618.78	9/10/2019	Untimely Deposit	Escalated to compliance
1	100,000.00	9/10/2019	Untimely Deposit	Escalated to compliance
1	1,500.00	9/18/2019	Untimely Deposit	Escalated to compliance

Number of Checks	Dollar Amount	Date of Deposit	Reason	Resolution
1	10,000.00	9/23/2019	Untimely Deposit	Escalated to compliance
1	15,000.00	9/24/2019	Untimely Deposit	Escalated to compliance
1	40,000.00	9/25/2019	Untimely Deposit	Escalated to compliance
1	1,161.78	9/30/2019	Untimely Deposit	Escalated to compliance
1	300,000.00	10/3/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	10/4/2019	Untimely Deposit	Escalated to compliance
1	50,000.00	10/9/2019	Untimely Deposit	Escalated to compliance
2	63,483.40	10/11/2019	Untimely Deposit	Escalated to compliance
1	29,155.96	10/17/2019	Untimely Deposit	Escalated to compliance
1	10,000.00	10/21/2019	Untimely Deposit	Escalated to compliance
1	305,091.42	10/22/2019	Untimely Deposit	Escalated to compliance
1	200.00	10/24/2019	Untimely Deposit	Escalated to compliance
1	0.13	10/28/2019	Untimely Deposit	Escalated to compliance
1	13,029.20	10/28/2019	Untimely Deposit	Escalated to compliance
1	5,000.00	10/28/2019	Untimely Deposit	Escalated to compliance
1	7,000.00	10/28/2019	Untimely Deposit	Escalated to compliance
1	1,000.00	10/29/2019	Untimely Deposit	Escalated to compliance
1	103,396.86	10/29/2019	Untimely Deposit	Escalated to compliance
1	15,666.02	10/30/2019	Untimely Deposit	Escalated to compliance
5	125,181.80	10/31/2019	Untimely Deposit	Escalated to compliance
1	26,171.55	10/31/2019	Untimely Deposit	Escalated to compliance
1	12,000.00	11/7/2019	Untimely Deposit	Escalated to compliance
1	50,000.00	11/7/2019	Untimely Deposit	Escalated to compliance
1	78,633.66	11/15/2019	Untimely Deposit	Escalated to compliance
1	28,950.00	11/19/2019	Untimely Deposit	Escalated to compliance
1	302,008.72	11/20/2019	Untimely Deposit	Escalated to compliance
1	40,000.00	11/20/2019	Untimely Deposit	Escalated to compliance
1	111,842.06	11/21/2019	Untimely Deposit	Escalated to compliance
1	27,000.00	11/22/2019	Untimely Deposit	Escalated to compliance
1	500.00	11/26/2019	Untimely Deposit	Escalated to compliance
1	34.49	12/3/2019	Untimely Deposit	Escalated to compliance
1	282,335.00	12/9/2019	Untimely Deposit	Escalated to compliance
1	18,258.94	12/10/2019	Untimely Deposit	Escalated to compliance
1	500.00	12/11/2019	Untimely Deposit	Escalated to compliance
2	12,000.00	12/12/2019	Untimely Deposit	Escalated to compliance
1	7,000.00	12/13/2019	Untimely Deposit	Escalated to compliance
2	34,097.32	12/16/2019	Untimely Deposit	Escalated to compliance
1	272.89	12/17/2019	Untimely Deposit	Escalated to compliance
1	75,000.00	12/19/2019	Untimely Deposit	Escalated to compliance
1	40,000.00	12/24/2019	Untimely Deposit	Escalated to compliance
1	100.00	12/26/2019	Untimely Deposit	Escalated to compliance
1	74,812.13	12/26/2019	Untimely Deposit	Escalated to compliance
1	7,000.00	12/27/2019	Untimely Deposit	Escalated to compliance
1	500.00	12/27/2019	Untimely Deposit	Escalated to compliance
1	135,382.01	12/30/2019	Untimely Deposit	Escalated to compliance

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Key Investment Services LLC

We have reviewed management's statements, included in the accompanying Key Investment Services LLC's Exemption Report, in which (1) Key Investment Services LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019, except as described in its exemption report. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2020

Key Investment Services

Key Investment Services LLC Exemption Report

Key Investment Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. { 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. {240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. {240.15c33 under the following provisions of 17 C.F.R. {240.15c3-3 (k): [(2)(ii)];
   a. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed
   basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions in 17 C.F.R. {240.15c3-3(k) throughout the most recent fiscal year except as described on the subsequent page.

I, Mark Kovachick, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Financial Officer

February 24, 2020

SEC Mail Processing
FEB 25 2020
Washington, DC

Number of Checks	Dollar Amount	Date of Deposit	Reason	Resolution
1	5,000.00	1/7/2019	Untimely Deposit	Escalated to compliance
1	25.00	1/16/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	1/18/2019	Untimely Deposit	Escalated to compliance
1	5,500.00	2/4/2019	Untimely Deposit	Escalated to compliance
2	13,500.00	2/6/2019	Untimely Deposit	Escalated to compliance
2	800.00	2/6/2019	Untimely Deposit	Escalated to compliance
1	500,000.00	2/7/2019	Untimely Deposit	Escalated to compliance
1	10,000.00	2/8/2019	Untimely Deposit	Escalated to compliance
1	20,000.00	2/11/2019	Untimely Deposit	Escalated to compliance
1	109,996.00	2/14/2019	Untimely Deposit	Escalated to compliance
1	6,500.00	2/15/2019	Untimely Deposit	Escalated to compliance
1	100.00	2/20/2019	Untimely Deposit	Escalated to compliance
1	10,000.00	2/21/2019	Untimely Deposit	Escalated to compliance
5	339,400.60	2/21/2019	Untimely Deposit	Escalated to compliance
1	519.91	2/21/2019	Untimely Deposit	Escalated to compliance
1	50,000.00	2/26/2019	Untimely Deposit	Escalated to compliance
1	25,000.00	2/26/2019	Untimely Deposit	Escalated to compliance
1	6,500.00	2/27/2019	Untimely Deposit	Escalated to compliance
1	6,000.00	2/27/2019	Untimely Deposit	Escalated to compliance
1	200,000.00	2/28/2019	Untimely Deposit	Escalated to compliance
1	190,000.00	2/28/2019	Untimely Deposit	Escalated to compliance
1	51,000.00	3/5/2019	Untimely Deposit	Escalated to compliance
1	15,091.20	3/5/2019	Untimely Deposit	Escalated to compliance
2	13,500.00	3/7/2019	Untimely Deposit	Escalated to compliance
1	10,500.00	3/7/2019	Untimely Deposit	Escalated to compliance
1	7,408.68	3/8/2019	Untimely Deposit	Escalated to compliance
1	13,500.00	3/8/2019	Untimely Deposit	Escalated to compliance
1	45,849.92	3/12/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	3/13/2019	Untimely Deposit	Escalated to compliance
1	500.00	3/18/2019	Untimely Deposit	Escalated to compliance
1	48,346.00	3/18/2019	Untimely Deposit	Escalated to compliance
1	22,666.65	3/21/2019	Untimely Deposit	Escalated to compliance
1	73,041.69	3/25/2019	Untimely Deposit	Escalated to compliance
2	27,000.00	3/25/2019	Untimely Deposit	Escalated to compliance
1	6,500.00	3/25/2019	Untimely Deposit	Escalated to compliance
1	6,500.00	3/26/2019	Untimely Deposit	Escalated to compliance
1	160,000.00	3/28/2019	Untimely Deposit	Escalated to compliance
2	197,056.28	4/1/2019	Untimely Deposit	Escalated to compliance
1	19,884.57	4/4/2019	Untimely Deposit	Escalated to compliance
1	11,000.00	4/5/2019	Untimely Deposit	Escalated to compliance
1	618.78	4/11/2019	Untimely Deposit	Escalated to compliance
1	41,170.31	4/11/2019	Untimely Deposit	Escalated to compliance
1	500.00	4/11/2019	Untimely Deposit	Escalated to compliance
1	6,500.00	4/12/2019	Untimely Deposit	Escalated to compliance
1	5,500.00	4/12/2019	Untimely Deposit	Escalated to compliance
2	23,000.00	4/12/2019	Untimely Deposit	Escalated to compliance
1	3,728.00	4/15/2019	Untimely Deposit	Escalated to compliance
1	500.00	4/15/2019	Untimely Deposit	Escalated to compliance
1	5,500.00	4/15/2019	Untimely Deposit	Escalated to compliance

Number of Checks	Dollar Amount	Date of Deposit	Reason	Resolution
1	55,000.00	4/16/2019	Untimely Deposit	Escalated to compliance
1	52,236.91	4/16/2019	Untimely Deposit	Escalated to compliance
1	72,329.01	4/16/2019	Untimely Deposit	Escalated to compliance
2	70,000.00	4/18/2019	Untimely Deposit	Escalated to compliance
1	32,889.54	4/18/2019	Untimely Deposit	Escalated to compliance
1	200,000.00	4/19/2019	Untimely Deposit	Escalated to compliance
1	45,000.00	4/24/2019	Untimely Deposit	Escalated to compliance
2	23,396.38	4/30/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	4/30/2019	Untimely Deposit	Escalated to compliance
1	5,500.00	5/2/2019	Untimely Deposit	Escalated to compliance
1	25,000.00	5/3/2019	Untimely Deposit	Escalated to compliance
1	200.00	5/6/2019	Untimely Deposit	Escalated to compliance
1	11,650.00	5/9/2019	Untimely Deposit	Escalated to compliance
1	32,430.88	5/14/2019	Untimely Deposit	Escalated to compliance
1	170,000.00	5/20/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	5/29/2019	Untimely Deposit	Escalated to compliance
1	15,000.00	6/3/2019	Untimely Deposit	Escalated to compliance
1	6,000.00	6/3/2019	Untimely Deposit	Escalated to compliance
1	53,201.99	6/5/2019	Untimely Deposit	Escalated to compliance
1	1,000.00	6/14/2019	Untimely Deposit	Escalated to compliance
1	425,000.00	6/18/2019	Untimely Deposit	Escalated to compliance
2	25,000.00	6/26/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	6/27/2019	Untimely Deposit	Escalated to compliance
1	106,869.96	6/28/2019	Untimely Deposit	Escalated to compliance
2	7,000.00	7/16/2019	Untimely Deposit	Escalated to compliance
1	3,258.72	7/18/2019	Untimely Deposit	Escalated to compliance
1	97,417.59	7/19/2019	Untimely Deposit	Escalated to compliance
1	424,634.36	7/23/2019	Untimely Deposit	Escalated to compliance
1	37,088.82	7/24/2019	Untimely Deposit	Escalated to compliance
1	16,000.00	7/24/2019	Untimely Deposit	Escalated to compliance
1	16,250.00	7/24/2019	Untimely Deposit	Escalated to compliance
1	31,056.04	7/25/2019	Untimely Deposit	Escalated to compliance
1	136,995.66	7/26/2019	Untimely Deposit	Escalated to compliance
1	25,000.00	7/30/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	8/1/2019	Untimely Deposit	Escalated to compliance
1	64,601.45	8/2/2019	Untimely Deposit	Escalated to compliance
1	6,000.00	8/6/2019	Untimely Deposit	Escalated to compliance
1	100,000.00	8/6/2019	Untimely Deposit	Escalated to compliance
1	50,000.00	8/7/2019	Untimely Deposit	Escalated to compliance
1	56,000.00	8/13/2019	Untimely Deposit	Escalated to compliance
1	1,000.00	8/13/2019	Untimely Deposit	Escalated to compliance
1	500,000.00	8/22/2019	Untimely Deposit	Escalated to compliance
1	50,000.00	8/23/2019	Untimely Deposit	Escalated to compliance
1	10,000.00	9/9/2019	Untimely Deposit	Escalated to compliance
1	9,726.24	9/9/2019	Untimely Deposit	Escalated to compliance
1	3,000.00	9/10/2019	Untimely Deposit	Escalated to compliance
1	618.78	9/10/2019	Untimely Deposit	Escalated to compliance
1	100,000.00	9/10/2019	Untimely Deposit	Escalated to compliance
1	1,500.00	9/18/2019	Untimely Deposit	Escalated to compliance

Number of Checks	Dollar Amount	Date of Deposit	Reason	Resolution
1	10,000.00	9/23/2019	Untimely Deposit	Escalated to compliance
1	15,000.00	9/24/2019	Untimely Deposit	Escalated to compliance
1	40,000.00	9/25/2019	Untimely Deposit	Escalated to compliance
1	1,161.78	9/30/2019	Untimely Deposit	Escalated to compliance
1	300,000.00	10/3/2019	Untimely Deposit	Escalated to compliance
1	30,000.00	10/4/2019	Untimely Deposit	Escalated to compliance
1	50,000.00	10/9/2019	Untimely Deposit	Escalated to compliance
2	63,483.40	10/11/2019	Untimely Deposit	Escalated to compliance
1	29,155.96	10/17/2019	Untimely Deposit	Escalated to compliance
1	10,000.00	10/21/2019	Untimely Deposit	Escalated to compliance
1	305,091.42	10/22/2019	Untimely Deposit	Escalated to compliance
1	200.00	10/24/2019	Untimely Deposit	Escalated to compliance
1	0.13	10/28/2019	Untimely Deposit	Escalated to compliance
1	13,029.20	10/28/2019	Untimely Deposit	Escalated to compliance
1	5,000.00	10/28/2019	Untimely Deposit	Escalated to compliance
1	7,000.00	10/28/2019	Untimely Deposit	Escalated to compliance
1	1,000.00	10/29/2019	Untimely Deposit	Escalated to compliance
1	103,396.86	10/29/2019	Untimely Deposit	Escalated to compliance
1	15,666.02	10/30/2019	Untimely Deposit	Escalated to compliance
5	125,181.80	10/31/2019	Untimely Deposit	Escalated to compliance
1	26,171.55	10/31/2019	Untimely Deposit	Escalated to compliance
1	12,000.00	11/7/2019	Untimely Deposit	Escalated to compliance
1	50,000.00	11/7/2019	Untimely Deposit	Escalated to compliance
1	78,633.66	11/15/2019	Untimely Deposit	Escalated to compliance
1	28,950.00	11/19/2019	Untimely Deposit	Escalated to compliance
1	302,008.72	11/20/2019	Untimely Deposit	Escalated to compliance
1	40,000.00	11/20/2019	Untimely Deposit	Escalated to compliance
1	111,842.06	11/21/2019	Untimely Deposit	Escalated to compliance
1	27,000.00	11/22/2019	Untimely Deposit	Escalated to compliance
1	500.00	11/26/2019	Untimely Deposit	Escalated to compliance
1	34.49	12/3/2019	Untimely Deposit	Escalated to compliance
1	282,335.00	12/9/2019	Untimely Deposit	Escalated to compliance
1	18,258.94	12/10/2019	Untimely Deposit	Escalated to compliance
1	500.00	12/11/2019	Untimely Deposit	Escalated to compliance
2	12,000.00	12/12/2019	Untimely Deposit	Escalated to compliance
1	7,000.00	12/13/2019	Untimely Deposit	Escalated to compliance
2	34,097.32	12/16/2019	Untimely Deposit	Escalated to compliance
1	272.89	12/17/2019	Untimely Deposit	Escalated to compliance
1	75,000.00	12/19/2019	Untimely Deposit	Escalated to compliance
1	40,000.00	12/24/2019	Untimely Deposit	Escalated to compliance
1	100.00	12/26/2019	Untimely Deposit	Escalated to compliance
1	74,812.13	12/26/2019	Untimely Deposit	Escalated to compliance
1	7,000.00	12/27/2019	Untimely Deposit	Escalated to compliance
1	500.00	12/27/2019	Untimely Deposit	Escalated to compliance
1	135,382.01	12/30/2019	Untimely Deposit	Escalated to compliance

EY
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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Key Investment Services LLC

We have reviewed management's statements, included in the accompanying Key Investment Services LLC's Exemption Report, in which (1) Key Investment Services LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019, except as described in its exemption report. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2020